

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2013

Alliant Techsystems Inc.
Neal S. Cohen- Chief Financial Officer
1300 Wilson Boulevard, Suite 400
Arlington, Virginia 22209

      Re: Alliant Techsystems Inc.
             Form 10-K for the fiscal year ended March 31, 2012
             Filed May 25, 2012
             File No. 001-10582

Dear Mr. Cohen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ David R. Humphrey

                      David R. Humphrey
                      Accounting Branch Chief